As filed with the U.S. Securities and Exchange Commission on January 23, 2024

Registration No.  333-276560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

ITAÚ UNIBANCO HOLDING S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Itaú Unibanco S.A., Miami Branch

200 South Biscayne Boulevard, 22nd floor

Miami, Florida 33131

Telephone: +1-305-579-9766

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) preferred share of Itaú Unibanco Holding S.A.	1,000,000,000 American Depositary Shares	$0.05	$50,000,000	$7,380.00

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
	(iii)	Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)
	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (17), (19) and (20)

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Itaú Unibanco Holding S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement among Itaú Unibanco Holding S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (as from time to time amended, the "Deposit Agreement"), including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Not Applicable.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) among Itaú Unibanco Holding S.A., the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 23, 2024.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

By:	/s/ Lisa M. Hayes
Name: Lisa M. Hayes
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Itaú Unibanco Holding S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, Brazil, on January 23, 2024.

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Chief Executive Officer

By:	/s/ Alexsandro Broedel Lopes
Name: Alexsandro Broedel Lopes
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on January 23, 2024.

SIGNATURES

Signature	Title

/s/ Milton Maluhy Filho	Chief Executive Officer
Milton Maluhy Filho	(principal executive officer)

/s/ Alexsandro Broedel Lopes	Chief Financial Officer
Alexsandro Broedel Lopes	(principal financial and accounting officer)

/s/ Pedro Moreira Salles	Non-Executive Co-Chairman of Board of Directors
Pedro Moreira Salles

/s/ Roberto Egydio Setubal	Non-Executive Co-Chairman of Board of Directors
Roberto Egydio Setubal

/s/ Ricardo Villela Marino	Non-Executive Vice-Chairman of Board of Directors
Ricardo Villela Marino

/s/ Alfredo Egydio Setubal	Non-Executive Member of Board of Directors
Alfredo Egydio Setubal

Non-Executive Member of Board of Directors
Ana Lúcia de Mattos Barretto Villela

Non-Executive Member of Board of Directors
Candido Botelho Bracher

/s/ João Moreira Salles	Non-Executive Member of Board of Directors
João Moreira Salles

/s/ Cesar Nivaldo Gon	Independent Member of Board of Directors
Cesar Nivaldo Gon

/s/ Fábio Colletti Barbosa	Independent Member of Board of Directors
Fábio Colletti Barbosa

Independent Member of Board of Directors
Frederico Trajano Inácio Rodrigues

/s/ Maria Helena dos Santos Fernandes de Santana	Independent Member of Board of Directors
Maria Helena dos Santos Fernandes de Santana

Independent Member of Board of Directors
Pedro Luiz Bodin de Moraes

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Itaú Unibanco Holding S.A., has signed this Registration Statement on Form F-6 in Miami, Florida, on January 23, 2024.

Authorized U.S. Representative

By:	Itaú Unibanco S.A., Miami Branch

	By:	/s/ Fabiana Pascon
Name: Fabiana Pascon
Title: General Manager

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Second Amended and Restated Deposit Agreement among Itaú Unibanco Holding S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.